Mail Stop 4561

November 1, 2007

Timothy J. Connolly
109 North Post Oak Lane
Suite 422
Houston, TX 77024

      Re: Turnaround Partners Inc
              Form 10-KSB for Fiscal Year Ended December 31, 2006
              Form 10-QSB for Fiscal Quarter Ended March 31, 2007 and June 30,
              2007
              File No. 000-28606

Dear Mr. Connolly:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

     You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

                           Sincerely,

                           Linda VanDoorn
                           Senior Assistant Chief Accountant